Exhibit 99.1
SINA and E-House Join Forces to Build the Largest Real Estate Portal in China
SHANGHAI, China, Feb. 24 — SINA Corporation (Nasdaq GS: SINA), a leading Internet portal in China, and E-House (China) Holdings Limited (NYSE: EJ — News), a leading real estate services company in China, jointly held a press conference today to announce the formation of a new venture to build the largest online real estate portal in China. SINA is spinning off its real estate channel (http://www.house.sina.com.cn) and home decoration channel (http://www.jiaju.sina.com.cn) and contributing the related online advertising business into the new company, while E-House is providing exclusive license of its proprietary CRIC database to the new company and will develop certain online products and related fee-based services for the new company. SINA is the majority shareholder of the new company.
SINA’s real estate channel (http://www.house.sina.com.cn) and home decoration channel (http://www.jiaju.sina.com.cn) have for years been the websites of choice for many Internet users in China to obtain information on property sale and lease listings as well as home improvement and home furnishing. E-House’s proprietary CRIC database system contains detailed information and transaction data on China’s real estate sector including land and residential, office and commercial buildings in 30 major cities in China. The CRIC database system currently has a customer base of over 5,000 real estate developers in China. Combining the expertise and resources of two leading companies in their respective industries, the new venture will make available a comprehensive database of real estate information and related online housing products to Chinese Internet users and allow SINA real estate vertical to quickly extend its reach and influence from several major cities to nationwide coverage.
“This partnership is an extension of SINA’s pursuit to provide the best quality content and services to high-end Internet users in China by co- operating with industry leaders in vertical areas,” said Charles Chao, President and CEO of SINA. “E-House not only brings to the partnership an expansive database of localized real estate data, a must-have for anyone considering a real estate transaction in China, but also lends valuable industry insights and a nationwide network of real estate developers that will be instrumental in building the largest real estate portal in China.”
“We have spent years building our proprietary CRIC database of comprehensive real estate information in China, which currently is being utilized mainly by real estate developers,” said Xin Zhou, CEO of E-House. “Our joint venture with SINA represents an important step to realize the commercial potentials of the database and will allow millions of real estate consumers in China easy and immediate access to valuable information. Partnering with an Internet leader like SINA is clearly a winning choice, as SINA can provide an existing, strong footprint in China’s real estate industry as well as unmatched brand recognition, huge portal traffic and high-end user base.”
About SINA
SINA Corporation (Nasdaq: SINA) is a leading online media company and value-added information service (VAS) provider for China and for global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, SINA provides services through five major business lines including SINA.com (online news and content), SINA Mobile (mobile value-added services), SINA Community (community-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these provide an array of services including region- focused online portals, mobile value-added services, search and directory, interest-based and community-building channels, free and premium email, online games, virtual ISP, classified listings, fee-based services, e-commerce and enterprise e-solutions.
About E-House
E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is a leading real estate services company in China. Since its inception in 2000, E-House has experienced rapid growth and is now China’s largest real estate agency and consulting services company with presence in more than 30 cities. E-House provides primary real estate agency services, secondary real estate brokerage services and real estate consulting and information services, and has received numerous awards for its innovative and high quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies. E-House believes it has the largest and most comprehensive real estate database system in China, providing up-to-date and in-depth information covering residential and commercial real estate properties in all major regions in China. For more information about E-House, please visit http://www.ehousechina.com .
SINA’s Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the uncertain regulatory landscape in the People’s Republic of China, the changes by mobile operators in China to their policies for

MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 10-K for the year ended December 31, 2006 and its other filings with the Securities and Exchange Commission.
E-House’s Safe Harbor Statement
This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning E-House’s beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in E-House’s public filings with the Securities and Exchange Commission. All information provided in this press release is as of February 25, 2008, and E-House undertakes no duty to update such information, except as required under the applicable law.
For more information, please contact:
Cathy Peng SINA Investor Relations Tel: +86-10-8262-8888 x 3112 Email: ir@staff.sina.com.cn
Kate Kui E-house (China) Investor Relations Tel: +86-21-5298-0219 Email: katekui@ehousechina.com

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